

July 31, 2014

<u>Via E-mail</u>
Hua Zhong
Chief Financial Officer
CNOOC Limited
65th Floor, Bank of China Tower
One Garden Road
Central, Hong Kong

> **Re:** **CNOOC Limited**
> **Form 20-F for Fiscal Year Ended**
> **December 31, 2013**
> **Filed April 17, 2014**
> **File No. 1-14966**

Dear Mr. Zhong:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for Fiscal Year Ended December 31, 2013</u>

<u>General</u>

1.   According to media and analyst reports, we note a recent intensification concerning international territorial disputes in the South China Sea. In light of what your disclosure indicates are material operations in this area, please tell us what consideration you have given to providing risk factor or other disclosure regarding the potential for these disputes to impact your operations or financial condition.

2.   In the risk factor on page 21 titled "We may be penalized if we fail to comply with existing or future environmental laws and regulations," you note that your business is subject to environmental protection laws in China and in the other jurisdictions where you conduct operations. On pages 49-50, you discuss your "strengthened management of pollutant discharge to promote energy saving and emission reduction" and your successful tracking of pollutants in 2013. Please expand this discussion to clarify whether you instituted such energy saving and emission reduction measures as a response to any environmental protection laws to which you are subject. Furthermore, please consider revising to include a risk factor and/or MD&A disclosure discussing how climate change may, if material, impact your company's business. Such disclosure should discuss the impact on your business of climate change regulation as well as the physical effects and business trends caused by climate change. Please refer to SEC Release 34-61469 (Feb. 8, 2010) regarding climate change matters. If you considered the Release and determined that information regarding the impact of climate change on your business was not material disclosure, please tell us why you determined it was not necessary.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director